TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 66 thousand units, or 1.6%, to 4,159 thousand units in FY2023 first half (the first half ended September 30, 2022) compared with FY2022 first half (the first half ended September 30, 2021). Vehicle unit sales in Japan decreased by 76 thousand units, or 8.0%, to 869 thousand units in FY2023 first half compared with FY2022 first half. Overseas vehicle unit sales increased by 142 thousand units, or 4.5%, to 3,290 thousand units in FY2023 first half compared with FY2022 first half.

The results of operations for FY2023 first half were as follows:

Sales revenues	¥17,709.3 billion	(an increase of ¥2,228.0 billion or 14.4% compared with FY2022 first half)

Operating income	¥1,141.4 billion	(a decrease of ¥606.0 billion or 34.7% compared with FY2022 first half)

Income before income taxes	¥1,834.2 billion	(a decrease of ¥309.7 billion or 14.4% compared with FY2022 first half)

Net income attributable to Toyota Motor Corporation	¥1,171.0 billion	(a decrease of ¥353.4 billion or 23.2% compared with FY2022 first half)

The changes in operating income were as follows:

Marketing efforts	an increase of ¥130.0 billion

Effects of changes in exchange rates	an increase of ¥565.0 billion

Cost reduction efforts	a decrease of ¥650.0 billion

Increase or decrease in expenses and expense reduction efforts	a decrease of ¥310.0 billion

Other	a decrease of ¥341.0 billion

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Segment operating results

(i)	Automotive:

Sales revenues for the automotive operations increased by ¥2,003.9 billion, or 14.2%, to ¥16,129.0 billion in FY2023 first half compared with FY2022 first half. However, operating income decreased by ¥454.7 billion, or 33.5%, to ¥902.9 billion in FY2023 first half compared with FY2022 first half. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices.

(ii)	Financial services:

Sales revenues for the financial services operations increased by ¥209.9 billion, or 18.3%, to ¥1,356.3 billion in FY2023 first half compared with FY2022 first half. However, operating income decreased by ¥165.5 billion, or 45.4%, to ¥198.9 billion in FY2023 first half compared with FY2022 first half. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(iii)	All other:

Sales revenues for all other businesses increased by ¥37.8 billion, or 7.6%, to ¥533.4 billion in FY2023 first half compared with FY2022 first half, and operating income increased by ¥17.2 billion, or 80.3%, to ¥38.6 billion in FY2023 first half compared with FY2022 first half.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Geographic information

(i)	Japan:

Sales revenues in Japan increased by ¥397.7 billion, or 5.1%, to ¥8,189.9 billion in FY2023 first half compared with FY2022 first half, and operating income increased by ¥48.8 billion, or 6.0%, to ¥857.9 billion in FY2023 first half compared with FY2022 first half. The increase in operating income was mainly due to the effects of changes in exchange rates.

(ii)	North America:

Sales revenues in North America increased by ¥1,193.9 billion, or 21.0%, to ¥6,873.5 billion in FY2023 first half compared with FY2022 first half. However, operating income decreased by ¥494.3 billion to an operating loss of ¥71.0 billion in FY2023 first half compared with FY2022 first half. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices as well as the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(iii)	Europe:

Sales revenues in Europe increased by ¥25.1 billion, or 1.3%, to ¥1,912.3 billion in FY2023 first half compared with FY2022 first half. However, operating income decreased by ¥99.7 billion to an operating loss of ¥45.9 billion in FY2023 first half compared with FY2022 first half. The decrease in operating income was mainly due to the effect of recording a loss of ¥96.9 billion from terminating vehicle production in Russia.

(iv)	Asia:

Sales revenues in Asia increased by ¥1,005.6 billion, or 34.2%, to ¥3,949.0 billion in FY2023 first half compared with FY2022 first half, and operating income increased by ¥67.2 billion, or 20.7%, to ¥391.6 billion in FY2023 first half compared with FY2022 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales, as well as the effects of changes in exchange rates.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by ¥343.7 billion, or 24.7%, to ¥1,736.3 billion in FY2023 first half compared with FY2022 first half. However, operating income decreased by ¥38.2 billion, or 25.8%, to ¥109.9 billion in FY2023 first half compared with FY2022 first half. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2022	September 30, 2022
Assets
Current assets
Cash and cash equivalents		6,113,655	6,980,169
Trade accounts and other receivables		3,142,832	3,202,115
Receivables related to financial services		7,181,327	8,194,188
Other financial assets		2,507,248	2,032,204
Inventories		3,821,356	4,266,455
Income tax receivable		163,925	132,921
Other current assets		791,947	1,000,210

Total current assets		23,722,290	25,808,263

Non-current assets
Investments accounted for using the equity method		4,837,895	4,988,214
Receivables related to financial services		14,583,130	16,893,138
Other financial assets		9,517,267	10,842,287
Property, plant and equipment
Land		1,361,791	1,396,547
Buildings		5,284,620	5,555,308
Machinery and equipment		13,982,362	15,114,529
Vehicles and equipment on operating leases		6,781,229	7,375,442
Construction in progress		565,528	638,273

Total property, plant and equipment, at cost		27,975,530	30,080,100

Less - Accumulated depreciation and impairment losses		(15,648,890)	(16,935,984)

Total property, plant and equipment, net		12,326,640	13,144,115

Right of use assets		448,412	487,470
Intangible assets		1,191,966	1,209,032
Deferred tax assets		342,202	388,053
Other non-current assets		718,968	723,449

Total non-current assets		43,966,482	48,675,760

Total assets		67,688,771	74,484,023

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2022	September 30, 2022
Liabilities
Current liabilities
Trade accounts and other payables		4,292,092	4,629,172
Short-term and current portion of long-term debt		11,187,839	12,530,744
Accrued expenses		1,520,446	1,584,585
Other financial liabilities		1,046,050	1,523,736
Income taxes payable		826,815	451,837
Liabilities for quality assurance		1,555,711	1,719,378
Other current liabilities		1,413,208	1,837,982

Total current liabilities		21,842,161	24,277,434

Non-current liabilities
Long-term debt		15,308,519	17,266,981
Other financial liabilities		461,583	846,384
Retirement benefit liabilities		1,022,749	1,079,428
Deferred tax liabilities		1,354,794	1,467,847
Other non-current liabilities		544,145	585,602

Total non-current liabilities		18,691,790	21,246,242

Total liabilities		40,533,951	45,523,676

Shareholders’ equity
Common stock		397,050	397,050
Additional paid-in capital		498,575	499,206
Retained earnings		26,453,126	27,304,994
Other components of equity		2,203,254	3,337,011
Treasury stock		(3,306,037)	(3,501,009)

Total Toyota Motor Corporation shareholders’ equity		26,245,969	28,037,253

Non-controlling interests		908,851	923,094

Total shareholders’ equity		27,154,820	28,960,346

Total liabilities and shareholders’ equity		67,688,771	74,484,023

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the first half ended September 30, 2021	For the first half ended September 30, 2022
Sales revenues
Sales of products	VIII	14,344,924	16,363,930
Financial services	VIII	1,136,375	1,345,419

Total sales revenues	VIII	15,481,299	17,709,348

Costs and expenses
Cost of products sold		11,842,915	14,049,248
Cost of financial services		549,792	845,222
Selling, general and administrative		1,341,128	1,673,434

Total costs and expenses		13,733,834	16,567,905

Operating income		1,747,465	1,141,444

Share of profit (loss) of investments accounted for using the equity method		261,042	304,623
Other finance income		115,872	197,354
Other finance costs		(16,359)	(70,350)
Foreign exchange gain (loss), net		43,395	291,455
Other income (loss), net		(7,372)	(30,250)

Income before income taxes		2,144,045	1,834,276

Income tax expense		578,989	614,720

Net income		1,565,056	1,219,556

Net income attributable to
Toyota Motor Corporation		1,524,484	1,171,084
Non-controlling interests		40,572	48,472

Net income		1,565,056	1,219,556

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	IX	109.28	85.42

Diluted	IX	109.28	—

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first half ended September 30, 2021	For the first half ended September 30, 2022
Net income		1,565,056	1,219,556
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		80,203	26,178
Remeasurements of defined benefit plans		(8,708)	(8,696)
Share of other comprehensive income of equity method investees		81,170	(80,105)

Total of items that will not be reclassified to profit (loss)		152,665	(62,622)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		68,138	1,243,648
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(2,143)	(183,228)
Share of other comprehensive income of equity method investees		86,309	237,212

Total of items that may be reclassified subsequently to profit (loss)		152,304	1,297,631

Total other comprehensive income, net of tax		304,968	1,235,009

Comprehensive income		1,870,024	2,454,565

Comprehensive income for the period attributable to
Toyota Motor Corporation		1,832,521	2,371,417
Non-controlling interests		37,504	83,147

Comprehensive income		1,870,024	2,454,565

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the second quarter ended September 30, 2021	For the second quarter ended September 30, 2022
Sales revenues
Sales of products	VIII	6,982,507	8,519,475
Financial services	VIII	563,234	698,757

Total sales revenues	VIII	7,545,741	9,218,232

Costs and expenses
Cost of products sold		5,828,074	7,349,121
Cost of financial services		278,714	445,382
Selling, general and administrative		688,978	860,940

Total costs and expenses		6,795,766	8,655,443

Operating income		749,976	562,789

Share of profit (loss) of investments accounted for using the equity method		99,559	133,554
Other finance income		43,808	71,561
Other finance costs		(8,875)	(50,988)
Foreign exchange gain (loss), net		17,475	108,196
Other income (loss), net		(15,117)	(12,583)

Income before income taxes		886,825	812,528

Income tax expense		248,310	351,225

Net income		638,515	461,303

Net income attributable to
Toyota Motor Corporation		626,652	434,264
Non-controlling interests		11,864	27,040

Net income		638,515	461,303

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	IX	45.01	31.73

Diluted	IX	—	—

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the second quarter ended September 30, 2021	For the second quarter ended September 30, 2022
Net income		638,515	461,303
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		78,638	(15,435)
Remeasurements of defined benefit plans		(4,347)	(5,168)
Share of other comprehensive income of equity method investees		19,475	(20,100)

Total of items that will not be reclassified to profit (loss)		93,765	(40,703)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		(10,860)	325,505
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(13,367)	(95,968)
Share of other comprehensive income of equity method investees		16,108	116,117

Total of items that may be reclassified subsequently to profit (loss)		(8,119)	345,653

Total other comprehensive income, net of tax		85,647	304,951

Comprehensive income		724,162	766,254

Comprehensive income for the period attributable to
Toyota Motor Corporation		715,127	736,238
Non-controlling interests		9,035	30,016

Comprehensive income		724,162	766,254

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first half ended September 30, 2021

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2021		397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income		—	—	1,524,484	—	—	1,524,484	40,572	1,565,056
Other comprehensive income, net of tax		—	—	—	308,037	—	308,037	(3,068)	304,968

Total comprehensive income		—	—	1,524,484	308,037	—	1,832,521	37,504	1,870,024

Transactions with owners and other
Dividends paid	VII	—	—	(377,453)	—	—	(377,453)	(43,774)	(421,227)
Repurchase of treasury stock		—	—	—	—	(250,093)	(250,093)	—	(250,093)
Reissuance of treasury stock		—	227	—	—	362	588	—	588
Equity transactions and other		—	313	—	—	—	313	4,477	4,791

Total transactions with owners and other		—	540	(377,453)	—	(249,731)	(626,644)	(39,296)	(665,941)

Reclassification to retained earnings		—	—	27,266	(27,266)	—	—	—	—

Balances at September 30, 2021		397,050	497,815	25,278,473	1,588,497	(3,151,411)	24,610,424	881,989	25,492,413

For the first half ended September 30, 2022
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2022		397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income		—	—	1,171,084	—	—	1,171,084	48,472	1,219,556
Other comprehensive income, net of tax		—	—	—	1,200,334	—	1,200,334	34,675	1,235,009

Total comprehensive income		—	—	1,171,084	1,200,334	—	2,371,417	83,147	2,454,565

Transactions with owners and other
Dividends paid	VII	—	—	(385,792)	—	—	(385,792)	(69,506)	(455,299)
Repurchase of treasury stock		—	—	—	—	(195,545)	(195,545)	—	(195,545)
Reissuance of treasury stock		—	334	—	—	573	907	—	907
Equity transactions and other		—	297	—	—	—	297	602	899

Total transactions with owners and other		—	631	(385,792)	—	(194,972)	(580,134)	(68,905)	(649,038)

Reclassification to retained earnings		—	—	66,577	(66,577)	—	—	—	—

Balances at September 30, 2022		397,050	499,206	27,304,994	3,337,011	(3,501,009)	28,037,253	923,094	28,960,346

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first half ended September 30, 2021	For the first half ended September 30, 2022
Cash flows from operating activities
Net income		1,565,056	1,219,556
Depreciation and amortization		871,404	1,016,123
Interest income and interest costs related to financial services, net		(164,297)	(355,403)
Share of profit (loss) of investments accounted for using the equity method		(261,042)	(304,623)
Income tax expense		578,989	614,720
Changes in operating assets and liabilities, and other		(736,287)	(398,273)
Interest received		394,880	677,731
Dividends received		254,503	355,592
Interest paid		(193,238)	(229,205)
Income taxes paid, net of refunds		(437,188)	(937,422)

Net cash provided by (used in) operating activities		1,872,780	1,658,797

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(573,651)	(733,675)
Additions to equipment leased to others		(1,384,947)	(930,723)
Proceeds from sales of fixed assets excluding equipment leased to others		18,031	21,016
Proceeds from sales of equipment leased to others		802,928	876,929
Additions to intangible assets		(168,286)	(160,772)
Additions to public and corporate bonds and stocks		(1,313,819)	(659,075)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		1,213,887	744,952
Other, net	X	1,189,623	58,857

Net cash provided by (used in) investing activities		(216,234)	(782,490)

Cash flows from financing activities
Increase (decrease) in short-term debt		(245,116)	121,280
Proceeds from long-term debt		4,268,674	4,574,105
Payments of long-term debt		(5,171,986)	(4,444,965)
Dividends paid to Toyota Motor Corporation common shareholders	VII	(377,453)	(385,792)
Dividends paid to non-controlling interests		(43,774)	(69,506)
Reissuance (repurchase) of treasury stock		(249,818)	(195,545)

Net cash provided by (used in) financing activities		(1,819,473)	(400,424)

Effect of exchange rate changes on cash and cash equivalents		16,904	390,632

Net increase (decrease) in cash and cash equivalents		(146,023)	866,514

Cash and cash equivalents at beginning of period		5,100,857	6,113,655

Cash and cash equivalents at end of period		4,954,834	6,980,169

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

I.	Reporting entity

Toyota Motor Corporation (“TMC”) is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first half and second quarter ended September 30, 2022, the condensed quarterly consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with international financial reporting standards

Toyota’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed quarterly consolidated financial statements should be read in conjunction with Toyota’s consolidated financial statements for the fiscal year ended March 31, 2022, since the condensed quarterly consolidated financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed quarterly consolidated financial statements were approved on November 1, 2022 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed quarterly consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans.

3. Functional currency and presentation currency

The condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

III.	Significant accounting policies

Toyota’s condensed quarterly consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2022.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the condensed quarterly consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

The condensed quarterly consolidated financial statements are prepared based on generally the same judgments and estimations as those applied and described in Toyota’s consolidated financial statements for the fiscal year ended March 31, 2022.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

V.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first half ended September 30, 2021:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	14,081,847	1,136,375	263,077	—	15,481,299
Inter-segment revenues and transfers	43,260	10,102	232,525	(285,886)	—

Total	14,125,107	1,146,476	495,602	(285,886)	15,481,299
Operating expenses	12,767,330	782,012	474,136	(289,644)	13,733,834

Operating income	1,357,777	364,464	21,466	3,757	1,747,465

For the first half ended September 30, 2022:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	16,109,561	1,345,419	254,369	—	17,709,348
Inter-segment revenues and transfers	19,522	10,970	279,069	(309,562)	—

Total	16,129,083	1,356,388	533,439	(309,562)	17,709,348
Operating expenses	15,226,094	1,157,451	494,744	(310,384)	16,567,905

Operating income	902,989	198,937	38,695	822	1,141,444

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the second quarter ended September 30, 2021:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,848,524	563,234	133,983	—	7,545,741
Inter-segment revenues and transfers	35,338	4,390	120,393	(160,122)	—

Total	6,883,862	567,624	254,377	(160,122)	7,545,741
Operating expenses	6,306,180	399,236	254,554	(164,204)	6,795,766

Operating income (loss)	577,682	168,388	(177)	4,083	749,976

For the second quarter ended September 30, 2022:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	8,392,069	698,757	127,406	—	9,218,232
Inter-segment revenues and transfers	16,910	5,507	143,672	(166,089)	—

Total	8,408,979	704,264	271,078	(166,089)	9,218,232
Operating expenses	7,955,249	619,840	250,760	(170,406)	8,655,443

Operating income	453,731	84,424	20,318	4,317	562,789

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Geographic information

For the first half ended September 30, 2021:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	4,147,340	5,555,305	1,805,446	2,640,633	1,332,574	—	15,481,299
Inter-segment revenues and transfers	3,644,899	124,213	81,796	302,750	60,000	(4,213,658)	—

Total	7,792,240	5,679,518	1,887,242	2,943,382	1,392,574	(4,213,658)	15,481,299
Operating expenses	6,983,149	5,256,221	1,833,517	2,618,987	1,244,417	(4,202,456)	13,733,834

Operating income	809,091	423,298	53,725	324,396	148,157	(11,202)	1,747,465

For the first half ended September 30, 2022:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	3,973,602	6,719,009	1,819,181	3,498,495	1,699,061	—	17,709,348
Inter-segment revenues and transfers	4,216,356	154,498	93,204	450,520	37,254	(4,951,832)	—

Total	8,189,958	6,873,507	1,912,385	3,949,015	1,736,315	(4,951,832)	17,709,348
Operating expenses	7,332,030	6,944,539	1,958,366	3,557,368	1,626,398	(4,850,796)	16,567,905

Operating income (loss)	857,927	(71,031)	(45,981)	391,647	109,917	(101,036)	1,141,444

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the second quarter ended September 30, 2021:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	1,996,567	2,741,844	863,366	1,266,903	677,062	—	7,545,741
Inter-segment revenues and transfers	1,699,012	62,652	36,880	144,480	27,301	(1,970,324)	—

Total	3,695,578	2,804,496	900,245	1,411,383	704,363	(1,970,324)	7,545,741
Operating expenses	3,405,031	2,630,050	876,593	1,253,600	621,593	(1,991,100)	6,795,766

Operating income	290,547	174,447	23,652	157,783	82,770	20,776	749,976

For the second quarter ended September 30, 2022:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,064,560	3,456,159	895,413	1,922,154	879,946	—	9,218,232
Inter-segment revenues and transfers	2,225,630	67,445	43,932	231,197	27,647	(2,595,851)	—

Total	4,290,191	3,523,603	939,345	2,153,351	907,593	(2,595,851)	9,218,232
Operating expenses	3,769,028	3,609,234	1,004,938	1,974,433	843,512	(2,545,701)	8,655,443

Operating income (loss)	521,163	(85,630)	(65,593)	178,918	64,081	(50,150)	562,789

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the first half ended September 30,
	2021	2022
Japan	3,219,205	2,903,012
North America	5,647,631	6,726,406
Europe	1,719,148	1,766,966
Asia	2,775,438	3,570,439
Other	2,119,878	2,742,526

Total	15,481,299	17,709,348

	Yen in millions
	For the second quarter ended September 30,
	2021	2022
Japan	1,566,288	1,527,138
North America	2,787,884	3,451,542
Europe	824,899	894,259
Asia	1,328,686	1,958,074
Other	1,037,984	1,387,219

Total	7,545,741	9,218,232

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VI.	Fair value measurements

1.Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2.Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows:

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 26% and 74% (as of March 31, 2022) and 27% and 73% (as of September 30, 2022) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 85% (as of March 31, 2022) and 86% (as of September 30, 2022) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2.

The fair values of the Loans Based on Securitization are primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In cases where these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the date of the event or change in circumstances that caused the transfer:

	Yen in millions
	March 31, 2022
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	61,376	96,136	1,674	159,186
Stocks	—	—	149,890	149,890
Derivative financial instruments	—	419,173	—	419,173
Other	307,446	158,355	—	465,801

Total	368,822	673,665	151,563	1,194,051

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,542,949	2,739,591	20,178	6,302,719
Stocks	3,162,805	—	169,404	3,332,209
Other	9,505	139	—	9,644

Total	6,715,259	2,739,730	189,583	9,644,571

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(497,198)	—	(497,198)

Total	—	(497,198)	—	(497,198)

	Yen in millions
	September 30, 2022
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	80,720	93,736	1,272	175,728
Stocks	—	—	188,520	188,520
Derivative financial instruments	—	855,951	—	855,951
Other	311,383	165,553	—	476,936

Total	392,102	1,115,240	189,792	1,697,135

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,128,553	2,453,516	30,300	6,612,369
Stocks	3,126,382	—	195,742	3,322,124
Other	8,024	165	—	8,188

Total	7,262,958	2,453,681	226,042	9,942,682

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(818,272)	—	(818,272)

Total	—	(818,272)	—	(818,272)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended September 30, 2021 and 2022:

	Yen in millions
	For the first half ended September 30, 2021
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	27,623	638,917	—	666,540
Total gains (losses)
Net income (loss)	153	3,492	—	3,644
Other comprehensive income (loss)	—	6,531	—	6,531
Purchases and issuances	914	15,404	—	16,317
Sales and settlements	(1,516)	(1,726)	—	(3,242)
Transfer to (from) Level 3	(6,767)	(151,953)	—	(158,721)
Others	1,425	35,825	—	37,250

Balance at end of period	21,831	546,489	—	568,320

	Yen in millions
	For the first half ended September 30, 2022
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	21,852	319,294	—	341,146
Total gains (losses)
Net income (loss)	(142)	24,331	—	24,190
Other comprehensive income (loss)	—	7,354	—	7,354
Purchases and issuances	—	6,004	—	6,004
Sales and settlements	(1,548)	(2,679)	—	(4,226)
Transfer to (from) Level 3	(451)	—	—	(451)
Others	11,861	29,957	—	41,818

Balance at end of period	31,572	384,262	—	415,835

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying condensed quarterly consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the condensed quarterly consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities.

“Others” includes foreign currency translation adjustments for the first half ended September 30, 2021 and 2022.

Transfer to (from) Level 3 of stocks recognized in the first half ended September 30, 2021 is due to the listing of investees.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2022
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	21,764,457	—	—	22,074,593	22,074,593
Interest-bearing liabilities
Long-term debt (Including current portion)	21,970,573	—	17,899,087	3,824,531	21,723,618

	Yen in millions
	September 30, 2022
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	25,087,326	—	—	24,990,388	24,990,388
Interest-bearing liabilities
Long-term debt (Including current portion)	24,676,999	—	18,959,484	4,936,930	23,896,414

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VII.	Dividends

The paid dividend amounts are as follows:

For the first half ended September 30, 2021

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2021	Common shares	377,453	135.00	March 31, 2021	May 28, 2021

For the first half ended September 30, 2022
Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 11, 2022	Common shares	385,792	28.00	March 31, 2022	May 27, 2022

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. The dividend per share amount based on the Board of Directors Meeting held on May 11, 2022 reflects the amount after the stock split.

Dividends the record date of which falls within the first half ended September 30, and the effective date of which is after the first half ended September 30 are as follows:

For the first half ended September 30, 2021

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 4, 2021	Common shares	332,419	120.00	September 30, 2021	November 25, 2021

For the first half ended September 30, 2022
Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 1, 2022	Common shares	342,187	25.00	September 30, 2022	November 22, 2022

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. The dividend per share amount based on the Board of Directors Meeting held on November 1, 2022 reflects the amount after the stock split.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VIII. Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first half ended September 30,
	2021	2022
Sales of products
Automotive
Vehicles	11,716,281	13,502,726
Parts and components for production	713,857	849,493
Parts and components for after service	1,144,208	1,378,898
Other	507,502	378,443

Total automotive	14,081,847	16,109,561
All other	263,077	254,369

Total sales of products	14,344,924	16,363,930
Financial services	1,136,375	1,345,419

Total sales revenues	15,481,299	17,709,348

	Yen in millions
	For the second quarter ended September 30,
	2021	2022
Sales of products
Automotive
Vehicles	5,662,611	7,048,599
Parts and components for production	358,139	439,996
Parts and components for after service	573,005	722,627
Other	254,768	180,847

Total automotive	6,848,524	8,392,069
All other	133,983	127,406

Total sales of products	6,982,507	8,519,475
Financial services	563,234	698,757

Total sales revenues	7,545,741	9,218,232

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IX.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first half ended September 30, 2021
Net income attributable to Toyota Motor Corporation	1,524,484

Basic earnings per share attributable to Toyota Motor Corporation	1,524,484	13,950,176	109.28
Effect of dilutive securities
Model AA Class Shares	22	620

Diluted earnings per share attributable to Toyota Motor Corporation	1,524,506	13,950,796	109.28

For the first half ended September 30, 2022
Net income attributable to Toyota Motor Corporation	1,171,084

Basic earnings per share attributable to Toyota Motor Corporation	1,171,084	13,710,052	85.42
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	—	—	—

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the second quarter ended September 30, 2021
Net income attributable to Toyota Motor Corporation	626,652

Basic earnings per share attributable to Toyota Motor Corporation	626,652	13,921,615	45.01
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	—	—	—

For the second quarter ended September 30, 2022
Net income attributable to Toyota Motor Corporation	434,264

Basic earnings per share attributable to Toyota Motor Corporation	434,264	13,687,535	31.73
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	—	—	—

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. “Basic earnings per share attributable to Toyota Motor Corporation” and “Diluted earnings per share attributable to Toyota Motor Corporation” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

“Diluted earnings per share attributable to Toyota Motor Corporation” is not disclosed for the second quarter ended September 30, 2021, and for the first half and the second quarter ended September 30, 2022, because there were no potential shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

X.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net decrease in time deposits of ¥1,250,072 million and ¥283,954 million for the first half ended September 30, 2021 and 2022, respectively.

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of September 30, 2022 is ¥3,558,487 million. Liabilities for guarantees totaling ¥20,709 million have been provided as of September 30, 2022. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions filed in Mexico, Australia, Israel and Brazil relating to Takata airbag issues. The actions in Mexico, Israel and Brazil are being litigated. The action in Australia has been resolved.

Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. On April 7, 2022, Toyota received an unfavorable judgment in the court of first instance. The judgment included a finding that there was a perceived reduction in vehicle value of certain vehicle models. Toyota disagrees with the judgment and has filed an appeal. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision Toyota should record in the condensed quarterly consolidated financial statements as a result of the aforementioned judgment, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgement of the court of first instance, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the Department of Justice (“DOJ”), and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, as well as intellectual property litigation, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.